NEVSUN RESOURCES LTD.

ADVANCE NOTICE POLICY

INTRODUCTION

Nevsun Resources Ltd. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of this advance notice policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy establishes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

NOMINATIONS OF DIRECTORS

1.	Only persons who are eligible under theBusiness Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or pursuant to a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)	who, at the close of business on the date of the giving of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Policy.

2.	In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company in accordance with paragraph 7.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

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ADVANCE NOTICE POLICY

(a)	in the case of an annual general meeting of shareholders, not less than 40 nor more than 75 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (as defined in paragraph 6 of this Policy) of the date of the annual general meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the current principal occupation, business or employment of the person, the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii)	the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)	any other information relating to the person that would be required to be disclosed in a proxy circular or a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in paragraph 6 of this Policy) (including such person’s written consent to being named in the proxy circular as a nominee and to serving as a director if elected); and

(b)	as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

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ADVANCE NOTICE POLICY

5.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)	“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; and

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.	Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the mailing address on the Company’s SEDAR profile or sent by facsimile transmission to the fax number on the Company’s SEDAR profile (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on March 19, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

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